Filed by Quantum Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Advanced Digital Information Corporation

Commission File No.: 0-21103

May 2, 2006

Hello,

This afternoon, Quantum announced that it will acquire Advance Digital Information Corp. (ADIC) for approximately $770 million. The acquisition represents a major milestone in Quantum’s strategy to solidify its position as one of the leading independent storage companies, to be a trusted partner for customers around the world and to deliver increased shareholder value by expanding its market access, increasing its growth opportunities and enhancing its financial position. With combined revenues exceeding $1.2 billion over the last four quarters, the newly-formed company will be the largest independent provider of backup, recovery and archive products and services, with the most comprehensive and integrated range of solutions for securely storing, managing, protecting and recovering data in open systems IT environments..

Quantum will hold a conference call today, May 2, 2006, at 2:00 p.m. PDT, to discuss both its planned acquisition of ADIC and fiscal fourth quarter results. You are invited to attend in listen-only mode. Dial-in number: 303-275-2170 (U.S. & International).

We would also be happy to schedule a brief call with a Quantum executive to provide additional information on this announcement or to answer your questions. Please feel free to contact me to schedule an agreeable time. I have also attached the press release for your reference.

Sincerely,

Sean

Sean Lamb

Manager, Public Relations

Quantum Corp.

Additional Information and Where to Find It

Quantum plans to file with the SEC a Registration Statement on Form S 4 in connection with the transaction, and ADIC plans to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Quantum, ADIC, the transaction and related matters. Investors and stockholders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and stockholders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Quantum and ADIC through the web site maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus from Quantum by contacting Investor Relations at (408) 944-4450 or IR@quantum.com, or from ADIC by contacting Stacie Timmermans at (425) 881-8004 or stacie.timmermans@adic.com.

Quantum and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ADIC in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above.